# NADA HOLDINGS, INC. AND SUBSIDIARIES

# CONSOLIDATED FINANCIAL STATEMENTS

# DECEMBER 31, 2022 AND 2021

NADA HOLDINGS, INC. AND SUBSIDIARIES

DECEMBER 31, 2022 AND 2021

CONTENTS

BARTON CPA

*Certified Public Accountants and Advisors*
*A PCAOB Registered Firm*
*713-489-5635   bartoncpafirm.com  Cypress, Texas*

# INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders of
Nada Holdings, Inc. and Subsidiaries

We have reviewed the accompanying consolidated financial statements of Nada Holdings, Inc. and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

## *Management's Responsibility for the Consolidated Financial Statements*

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

## *Accountant's Responsibility*

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Nada Holdings, Inc. and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

## *Accountant's Conclusion*

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

***Substantial Doubt About the Entity's Ability to Continue as a Going Concern***

The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the company has yet to generate a profit from its intended operations and has continuing net losses which raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

BARTON CPA

Cypress, Texas
October 23, 2023

NADA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
UNAUDITED

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 1,924,551 | $ 666,742 |
| Accounts receivable | 75,557 | 24,955 |
| Prepaid expense and other current assets | 167,919 | 13,049 |
| Total current assets | 2,168,027 | 704,746 |
| Noncurrent assets | | |
| Notes receivable, related party | 335,000 | - |
| Security deposits | 15,865 | 11,870 |
| Investments | 826,522 | 280,383 |
| Property and equipment, net | 80,506 | 17,554 |
| Intangible assets, net | 704,698 | 356,511 |
| Total noncurrent assets | 1,962,591 | 666,318 |
| Total assets | $ 4,130,618 | $ 1,371,064 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities | | |
| Accounts payable | $ 257,869 | $ 131,062 |
| Accrued liabilities | 38,599 | 70,176 |
| Acrued Interest | - | 48,603 |
| Credit cards | 43,914 | 91,699 |
| Notes payable, net of holdback costs | 311,285 | 75,000 |
| Notes payable, related party | 28,897 | - |
| Economic injury disaster loan (EIDL), current | 273,381 | - |
| Total current liabilities | 953,945 | 416,540 |
| Noncurrent liabilities | | |
| Future equity obligations (SAFEs) | 554,790 | 2,775,892 |
| Economic injury disaster loan (EIDL), noncurrent | - | 274,332 |
| Convertible notes | - | 500,000 |
| Total non-current liabilities | 554,790 | 3,550,224 |
| Total liabilities | 1,508,735 | 3,966,764 |
| Stockholders' equity | | |
| Preferred stock, $0.0001 par value, 500,000 shares authorized, 480,661 and 0 shares issued and outstanding as of December 31, 2022 and 2021. | 48 | - |
| Common stock, $0.0001 par value, 2,000,000 shares authorized, 621,212 and 615,000 shares issued and outstanding as of December 31, 2022 and 2021. | 101 | 100 |
| Treasury stock, at cost | (39) | (39) |
| Additional paid-in capital | 8,511,282 | - |
| Subscription receivable | (111) | (62) |
| Accumulated deficit | (5,889,399) | (2,595,700) |
| Total stockholders' equity | 2,621,883 | (2,595,700) |
| Total liabilities and stockholders' equity | $ 4,130,618 | $ 1,371,064 |

See accompanying notes to financial statements.

NADA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED

| | Year Ended December 31, 2022 | Year Ended December 31, 2021 |
|---|---|---|
| Revenue | $ 1,384,776 | $ 1,392,364 |
| Less: Client Rebates, Referral Fees | - | (101,621) |
| Net Revenue | 1,384,776 | 1,290,743 |
| Cost of revenue | 779,181 | 994,000 |
| Gross profit | 605,595 | 296,743 |
| Operating expenses: | | |
| General and administrative | 2,560,071 | 1,557,383 |
| Sales and Marketing | 289,183 | 255,407 |
| Research and Development | - | 74,680 |
| Total operating expenses | 2,849,254 | 1,887,470 |
| Net loss from operations | (2,243,659) | (1,590,727) |
| Other income (expense) | | |
| Loss on change in fair value of SAFEs | (693,749) | - |
| Loss on change in fair value of convertible note | (246,484) | - |
| Interest expense | (156,596) | (13,941) |
| Other income | 109,300 | - |
| Other expense | (62,511) | - |
| Total other income (expense) | (1,050,040) | (13,941) |
| Net loss | $ (3,293,699) | $ (1,604,668) |

See accompanying notes to financial statements.

NADA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
UNAUDITED

| | Preferred Stock | | Common Stock | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | | Amount | Treasury stock | Additional Paid-In Capital | Subscription receivable | Accumulated Deficit | Total Stockholders' equity |
| Balance at December 31, 2020 | - | $ - | 630,000 | | $ 100 | $ (37) | $ - | $ (63) | $ (991,032) | $ (991,032) |
| Purchase of treasury stock | - | - | - | | - | (2) | - | 2 | - | - |
| Retirement of treasury stock | | | (15,000) | | - | | - | - | - | - |
| Net loss | - | - | - | | - | - | - | - | (1,604,668) | (1,604,668) |
| Balance at December 31, 2021 | - | $ - | 615,000 | - | $ 100 | $ (39) | $ - | $ (62) | $ (2,595,700) | $ (2,595,700) |
| Conversion of warrant to common stock | - | - | 6,212 | - | 1 | - | | (1) | - | - |
| Conversion of convertible notes to preferred stock | 46,401 | 5 | - | | - | - | 821,641 | (5) | - | 821,641 |
| Conversion of SAFEs to preferred stock | 195,943 | 20 | - | | - | - | 3,469,641 | (20) | - | 3,469,641 |
| Issuance of preferred stock | 238,317 | 24 | - | | - | - | 4,220,000 | (24) | - | 4,220,000 |
| Net loss | - | - | - | | - | - | - | - | (3,293,699) | (3,293,699) |
| Balance at December 31, 2022 | 480,661 | $ 48 | 621,212 | | $ 101 | $ (39) | $ 8,511,282 | $ (111) | $ (5,889,399) | $ 2,621,883 |

See accompanying notes to financial statements.

NADA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED

| | Year Ended December 31, 2022 | 2021 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ (3,293,699) | $ (1,604,668) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Loss on change in fair value of SAFEs | 693,749 | - |
| Loss on change in fair value of convertible note | 246,484 | |
| Depreciation expense | 700 | - |
| Amortization expense | 375 | - |
| Forgiveness of PPP loans | - | (51,750) |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (50,602) | -5,465 |
| Prepaid expenses and other current assets | (154,870) | 5,434 |
| Security deposit | (3,995) | -9,870 |
| Accounts payable | 126,807 | 30,965 |
| Accrued liabilities | (31,577) | (1,583) |
| Accrued interest | 26,554 | - |
| Credit cards | (47,785) | 12,956 |
| Net cash used in operating activities | (2,487,859) | (1,623,981) |
| **Cash flows from investing activities** | | |
| Acquisition of property and equipment | (63,652) | (6,991) |
| Acquisition of intangible assets | (348,562) | (251,775) |
| Acquistion of single family homes | (546,139) | (266,895) |
| Increase in other noncurrent assets | - | (10,014) |
| Net cash used in investing activities | (958,353) | (535,675) |
| **Cash flows from financing activities** | | |
| Issuance of related party notes receivable | (335,000) | - |
| Proceeds from notes payable | 340,182 | - |
| Proceeds from issuance of preferred stock | 4,220,000 | - |
| Proceeds from issuance of SAFE Notes | 554,790 | 2,397,494 |
| Payments of debt | (75,951) | (1,268) |
| Proceeds from EIDL | - | 206,700 |
| Net cash provided by financing activities | 4,704,021 | 2,602,926 |
| Net increase in cash and cash equivalents | 1,257,809 | 443,270 |
| Cash and cash equivalents, beginning of period | 666,742 | 223,472 |
| Cash and cash equivalents, end of period | $ 1,924,551 | $ 666,742 |
| Supplemental disclosure of non-cash investing and financing activites | | |
| Conversion of SAFE into preferred stock | $ 3,469,641 | $ - |
| Conversion of debt into preferred stock | $ 821,641 | $ - |

See accompanying notes to financial statements.

**NOTE 1 – DESCRIPTION OF BUSINESS**

Nada Holdings, Inc. (which may be referred to as the "Company," "we," "us," or "our"), was formed on October 15, 2018, in the state of Delaware. The Company is a vertically integrated real estate technology company that offers residential realty, insurance, title, and financial services to customers, aiming to make homeownership more accessible and flexible for homeowners and real estate investors throughout the residential real estate marketplace. The Company is headquartered in Dallas, Texas.

The Company owns seven subsidiaries which are all limited liability companies: Nada Realty TX, LLC, Nada Home Services, LLC, Nada Loans, LLC, Nada Insured, LLC, Nada Asset Management, LLC, Nada Homeshares, LLC, and Nada Investments, LLC.

Nada Realty TX LLC, formed on October 18, 2018, in the state of Texas, is a licensed real estate brokerage that offers its customers tools and services via licensed agents and technology to buy and sell homes in Texas.

Nada Home Services, LLC, formed on August 9, 2019, in the state of Delaware, is inactive.

Nada Loans, LLC, formed on May 1, 2020, in the state of Delaware, as a licensed mortgage brokerage to offer mortgage purchase and refinancing services to Nada customers, and origination services to Nada Investments, LLC and Cityfunds I, LLC.

Nada Insured, LLC, was formed on May 1, 2020, in the state of Delaware, is inactive.

Nada Asset Management, LLC, formed on February 3, 2021, in the state of Delaware, engages in management services to Cityfunds Manager, LLC.

Nada Homeshares, LLC, formed on May 26, 2021, in the state of Delaware, is inactive.

Nada Investments, LLC, was formed on September 21, 2021, in the state of Delaware, to invest in residential real estate.

The financials presented represent the consolidated results and activities of the seven entities. All seven entities have perpetual lives unless the Company determines to dissolve and terminate the entities, or if the Company is dissolved and terminated.

**Going Concern and Management's Plans**

These consolidated financial statements are prepared on a going concern basis. The Company began operation in 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign and the issuance of convertible notes (see Note 6), capital contributions from existing and new investors and the founders and the ability to achieve profitable operations. The consolidated financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 1 – DESCRIPTION OF BUSINESS (CONTINUED)

### Going Concern and Management's Plans (Continued)

Since Inception, the Company has relied on raising capital to fund its operations. As of December 31, 2022, the Company had an accumulated deficit of approximately $5,889 thousand and has incurred net loss of approximately $3,479 thousand during the year. Company may likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign, capital contributions from existing and new shareholders and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These consolidated financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer preferences. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2022, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company maintains its cash with several major financial institutions located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking accounts. As of December 31, 2022 and 2021, the Company had $1,924,551 and $666,742 cash and cash equivalents respectively.

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Receivables and Credit Policy

We establish an allowance for doubtful accounts after reviewing historical experience, age of accounts receivable balances and any other known conditions that may affect collectability. The majority of our transactions are processed through escrow and collectability is not a significant risk. Accounts receivable related to real estate services and property transactions represents closed transactions for which the cash has not yet been received. As of December 31, 2022 and December 31, 2021, the Company had $75,557 and $24,955 of outstanding accounts receivable, respectively. The Company does not have an allowance for doubtful accounts.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2022 or December 31, 2021.

Intangible Assets

Intangible assets with a finite life consist of website domain names and software development costs. They are carried at cost less accumulated amortization.

We capitalize certain costs related to the development of the Company's internal and external use software. Costs incurred during the phase of reaching technological feasibility are expensed. Software development costs that are incurred after reaching technological feasibility but before releasing the software to the public are capitalized. The Company then amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is three to five years.

Legal Matters

As of the date of this filing, the Company does not have any active litigation.

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the

Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include Simple Agreements for Future Equity ("SAFEs").

SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management's estimates as of December 31, 2022 and 2021, the fair value of these instruments is considered to be its carrying value. Management's estimates are based on the short duration of the outstanding SAFEs and the fact that market circumstances have not changed materially since the instruments originated. Accordingly, there has been no change in valuation during the period presented.

The SAFEs have been classified as a long-term liability. The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board's ("FASB") ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2022 and 2021, the fair value of the SAFEs is equal to its face amount that is the amount of initial investment, as evidenced by the SAFE amounts being transacted in an arm's length transactions with unrelated parties.

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Treasury Stock

Treasury stock repurchased and held by the Company is recorded as a separate line item on the Consolidated balance sheets. Treasury stock is held at cost until retired or reissued. Legal, brokerage, and other costs to acquire shares are not included in the cost of treasury stock. When treasury stock is reissued or retired, any gains are included as part of additional paid-in capital. Losses upon reissuance or retirement reduce additional paid-in capital to the extent that previous net gains from the same class of stock have been recognized and any losses above that are recognized as part of retained earnings.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09 (Topic 606) Revenue from Contracts with Customers.

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

We generate revenue by investing, acquiring, and selling real estate in the form of single-family rental homes and home equity investments which we have termed Homeshares; providing financial and management services to Cityfunds I, LLC; and assisting home sellers and buyers in listing, marketing, selling, and finding homes. Although our agents are independent contractors, they cannot execute a real estate transaction without a brokerage license, which we possess. We have the only contractual relationship for the sale or exchange of real estate with the clients.

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Revenue Recognition (Continued)

Accordingly, we are the principal in our transactions with home buyers and sellers. As principal, we recognize revenue in the gross amount of consideration to which we expect to receive in exchange for our services.

The Company has three revenue streams: transaction revenue through investments in real estate including single family rental homes and Homeshares; financial and management services to Cityfunds I, LLC; and commission and services revenue that arises when assisting home sellers and buyers in buying and selling homes as a broker. For the fiscal year ending December 31, 2021, transaction revenue was recorded as the total sales price of acquired single family rental properties less JV splits plus rental income. Beginning January 1, 2022, the Company reported all assets on the balance sheet and accounted for recognized gains on sale as transaction revenue. For 2021, the table below reflects the 2022 revenue recognition structure. As of December 31, 2022 and 2021, the Company recognized gain (loss) on sale of homes of $181,351 and $78,250 as transaction revenue. Transaction revenue in 2022 also included revenues generated from Homeshares and rental income. As of December 31, 2022 and 2021, under the current revenue recognition methodology, the Company recognized $1,384,774 and $1,059,230 in total gross revenue.

The table below reflects the adjusted recognized revenue for the fiscal year December 31, 2021 to match the revenue structure adopted in 2022.

| | 2022 | 2021 |
|---|---|---|
| Transaction revenue | $321,348 | $36,566 |
| Financial & management services revenue | 34,633 | - |
| Commissions and services revenue | 1,028,795 | 1,022,664 |
| Total gross revenue | $1,384,776 | $1,059,230 |

The table below reflects the recognized revenue as is stated on the consolidated financial statements and includes a section that reflects the adjustments made to reflect current revenue recognition.

| | 2022 | 2021 |
|---|---|---|
| Transaction revenue | $139,997 | $369,700 |
| Financial & management services revenue | 34,633 | - |
| Commissions and services revenue | 1,028,793 | 1,022,664 |
| Less: client rebates, referral fees | $0 | (101,621) |
| Revenue | $1,203,423 | $1,290,743 |
| Referral fees addback | - | 58,487 |
| Gain on sale (other income) | 181,353 | - |
| Purchase price (included in transaction revenue) | | (290,000) |
| Total gross revenue | $1,384,776 | $1,059,230 |

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Marketing Expenses

The Company expenses advertising costs as they are incurred. The Company incurred $289,183 and $255,407 in marketing expenses in 2022 and 2021, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of ASC 340, *Other Assets and Deferred Costs*, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs pertaining to future equity obligations are charged to interest expense upon completion of an offering.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances

The Company leases the corporate office space and are accounted for in accordance with FASB ASC 842, *Leases*. These leases generally have lease terms less than one year in duration and not material to the consolidated financial statements overall, therefore no right of use asset or liability is recorded.

As of December 31, 2022, the Company had $105,765 of lease obligations remaining on this lease.

As of December 31, 2022, future minimum rental payments under non-cancelable operating leases having a term of more than one year as follows:

| | 2022 |
|---|---|
| 2023 | $49,983 |
| 2024 | 51,482 |
| 2025 | 4,301 |
| Total | $105,765 |

**NOTE 3 – INCOME TAX PROVISION**

The Company is taxed as a C Corporation. The Company has filed federal tax returns for the fiscal year ending December 31, 2021. Tax returns for the fiscal year ending December 31, 2022 will be filed by October 15, 2023. The Company will file its income tax return for the period ended December 31, 2023 in 2024.

Losses generated by the Company are generally available for use as a net operating loss deduction in future years. However, based on the uncertainty of the Company generating taxable income, a full valuation allowance has been placed on the deferred tax assets as of December 31, 2022 and 2021.

**NOTE 4 – SIMPLE AGREEMENT FOR FUTURE EQUITY ("SAFE")**

The Company and the Investors holding certain Simple Agreements for Future Equity (the "SAFEs") and each holder of a SAFE, a "SAFE Holder", agreed that the outstanding principal under the SAFEs shall convert at the Initial Closing into that number of Preferred Stock as previously agreed upon. Each SAFE Holder is purchasing Preferred Stock by converting the amount of outstanding principal which is owed to such SAFE Holder under its SAFE(s). Each SAFE Holder acknowledges and agrees: (i) that the Preferred Stock issued to such SAFE Holder pursuant hereto upon conversion of such SAFE(s) fully satisfy the Company's obligation with respect to such SAFE(s); (ii) that all outstanding principal shall be automatically converted into Preferred Stock as agreed without further action on the part of the Company or SAFE Holder and such SAFE(s) shall be automatically satisfied, extinguished and cancelled in its or their entirety and thereafter represent only the right of the holder thereof to receive Preferred.

The Company's financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

| | Fair Value Measurements As of December 31, 2022 using: | | |
|---|---|---|---|
| Liabilities | Level 1 | Level 2 | Level 3 |
| Future equity obligations | $- | $- | $554,790 |

| | Fair Value Measurements As of December 31, 2021 using: | | |
|---|---|---|---|
| Liabilities | Level 1 | Level 2 | Level 3 |
| Future equity obligations | $- | $- | $2,775,892 |

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assess these assumptions and estimates on an on-going basis as additional data impacting the assumptions and

**NOTE 4 – SIMPLE AGREEMENT FOR FUTURE EQUITY ("SAFE") (CONTINUED)**

estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the Company's assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company's results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

In June 2022, the Company completed its Series Seed Preferred Equity Financing. The Company raised $4,774,768 of new capital and converted its existing Convertible Notes and SAFE Notes into an additional $4,291,282 of equity capital.

The following table presents changes in Level 3 liabilities measured at fair value for the year ended December 31, 2022:

| | Future equity obligations |
|---|---|
| Balance as at December 31, 2021 | $2,775,892 |
| Issuance of SAFEs | 554,790 |
| Change in fair value | 693,749 |
| Conversion of SAFEs to preferred stock | (3,469,641) |
| Balance as at December 31, 2022 | $554,790 |

**NOTE 5 – DEBT**

Issuance of Convertible Notes

From October 2018 through December 2019, the Company issued $500,000 of 5% convertible notes (the "Notes") across ten tranches. The Notes are unsecured. The Notes are due with accrued interest if the Notes do not convert prior to the earlier of June 1, 2023 or the closing of the "Next Financing". The convertible notes are recorded as a liability until conversion occurs. The Company had accrued $40k of interest for these notes as of December 31, 2021.

The Notes and their accrued interest totaling $575k converted to 46,401 shares of preferred stock when the Company closed its Series Seed Preferred Equity financing in June 2022.

**NOTE 5 – DEBT (CONTINUED)**

Paycheck Protection Program ("PPP") loan

In April 2020, the Company procured a Paycheck Protection Program ("PPP") loan backed by the US Small Business Administration ("SBA") for $51,750, which includes interest of 0.98% per annum. The loan is due 2 years from the date of the note and is forgivable if the Company meets the conditions set forth by the SBA. The loan was forgiven in 2021.

In March 2021, the Company procured a Paycheck Protection Program ("PPP") loan backed by the US Small Business Administration ("SBA") for $51,775, which includes interest of 0.98% per annum. The loan is due 2 years from the date of the note and is forgivable if the Company meets the conditions set forth by the SBA. The loan was forgiven in 2021.

Economic Injury Disaster Loan

In April 2020, the Company signed a Small Business Administration Loan in the amount of $65,000, requiring $317 monthly installment payments of principal and 3.75% interest starting 2 years after issuance. In addition, the Company procured an Economic Injury Disaster Loan ("EIDL") grant from the SBA totaling $4,000. The EIDL loan was repaid in full with accrued interest in March 2023.

In September 2021, the Company signed a second Small Business Administration EIDL Loan in the amount of $206,800, requiring $1,065 monthly installment payments of principal and 3.75% interest starting 2 years after issuance. The EIDL loan was repaid in full with accrued interest in March 2023.

Issuance of Promissory Notes

On January 16, 2020, the Company issued a promissory note for $75,000 with interest paid at 6% per annum, compounded annually. The note and interest are due 12 months from the date of issuance. The Company repaid this note in 2022.

In 2022, the Company obtained promissory notes with total amount of 451,897. This remains unpaid as of December 31, 2022.

The following table reconciles outstanding notes payable as of December 31, 2022 and 2021:

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Total outstanding loan commitments | $451,897 | $75,000 |
| Less: | | |
| Construction holdbacks | (105,000) | - |
| Interest reserves (cost of debt) | (6,715) | - |
| Notes payable, net | $340,182 | $75,000 |

**NOTE 5 – DEBT (CONTINUED)**

Notes payable are considered to be short-term financings. As of December 31, 2022, the weighted average term outstanding of the loans is 12 months. Most loans are structured with an interest reserve holdback that covers the interest payments for the initial term of the loan. Notes payable are presented net of construction holdbacks, and interest reserves. The construction holdback represents amounts withheld from the funding of construction loans until construction is deemed to be sufficiently completed. The interest reserve represents amounts withheld from the funding of certain mortgage notes receivable for the purpose of satisfying monthly interest payments over all or part of the term of the related note. Accrued interest is paid out of the interest reserve and recognized as interest income at the end of each month.

As of December 31, 2022, future maturities of notes payables, Homeshares, and EIDL loans are as follows:

| | |
|---|---|
| 2023 | $311,285 |
| 2032 | 28,897 |
| 2050 | 66,681 |
| 2051 | 206,700 |
| | $613,563 |

**NOTE 6 – STOCKHOLDERS' EQUITY**

The Company has authorized 2,500,000 shares of $.0001 par value stock to be issued, consisting of 500,000 shares of preferred stock and 2,000,000 shares of common stock. In January 2021, the Company repurchased and retired 15,000 unvested shares from a former employee.

In 2022, the Company converted an existing warrant to 6,212 of common stock. In 2022, convertible notes and SAFEs were converted into 242,344 shares of preferred stock. In addition, 238,317 of preferred shares were issued in exchange for new capital. As of December 31, 2022 and 2021, there are 480,661 and 0 shares of preferred stock issued and outstanding and 621,212 and 615,000 shares of common stock issued and outstanding.

**NOTE 7 – RELATED PARTY TRANSACTIONS**

During 2022, Nada Investments LLC issued 5 non-interest bearing promissory notes to Cityfunds I, LLC for a total amount of $535,000. On September 20, 2022, a promissory note of $200,000 was repaid to Nada Investments. As of December 31, 2022, 4 promissory notes with a balance of $335,000 remain outstanding.

In 2022, the Company has also obtained promissory notes payable to Cityfunds I, LLC. As of December 31, 2022, $28,897 remained unpaid.

**NOTE 8 – SUBSEQUENT EVENTS**

SVB Loan Agreement

In March 2023, the Company entered into a term loan agreement with Silicon Valley Bank, a subsidiary of First Citizens Bank for $2,000,000. The loan matures on September 1, 2026 and shall accrue interest at a floating rate per annum equal to the greater of (1) five and one-half of one percent (5.50%) and (2) the Prime Rate plus the Prime Rate Margin of three-quarters of one percent (0.75%).

Member for Cityfunds Portfolio Fund, LLC

Nada Asset Management LLC is a managing member of Cityfund Manager, LLC. Cityfunds Manager, LLC executed an agreement to be the manager of Cityfunds Portfolio Fund, LLC on July 21, 2023. As the manager, Cityfund Manager, LLC provides for the management and operation of Cityfunds Portfolio Fund, LLC which has been formed for the purpose of (a) investing in multiple series of Cityfunds I, LLC, (b) investing in real estate, (c) purchasing, holding, disposing of, or otherwise dealing with securities of publicly traded real estate investment trusts ("REITs"), (d) engaging in such other activities as are related to or incidental to the foregoing, and (e) engaging in any lawful act or activity for which limited liability companies may be formed under the Act and to engage in any and all activities necessary or thereto incidental.

Asset Transactions - Homeshare Investments and SFR Investments

Homeshare Investments: The Company invested $609,347 across 19 Homeshares and disposed of 17 Homeshares at a sale price of $555,815 during the period from January 1, 2023 through July 2023.

SFR Investments: The Company disposed of one Single Family Rental on February 3, 2023 at a sales price of $204,500.

See Note 5 for subsequent event related to EIDL loan payoff.

Management's Evaluation

Management has evaluated subsequent events through October 23, 2023, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the consolidated financial statements.